Filed pursuant to Rule 424(b)(5)
Registration No. 333-12101

Prospectus Supplement to Prospectus dated October 9, 1996.

$420,000,000

Franklin Resources, Inc.

3.700% Senior Notes due 2008

Franklin Resources, Inc. is offering $420,000,000 principal amount of its 3.700% senior notes due 2008.

Franklin Resources will pay interest on the notes on April 15  and October 15  of each year. The first interest payment will be made on October 15, 2003. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Franklin Resources may not redeem the notes prior to maturity.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

See “Risk Factors” and “Forward-Looking Information” beginning on pages S-4 and S-7, respectively, to read about factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.977%	$419,903,400
Underwriting discount	0.600%	$2,520,000
Proceeds, before expenses, to Franklin Resources	99.377%	$417,383,400

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from April 8, 2003 and must be paid by the purchaser if the notes are delivered after April 8, 2003.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about April 8, 2003.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Banc of America Securities LLC

BNY Capital Markets, Inc.

JPMorgan

Salomon Smith Barney

Prospectus Supplement dated April 3, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. This prospectus supplement provides specific information about the offering of debt securities under the shelf registration statement. You should carefully read this prospectus supplement, the accompanying prospectus and the information that we incorporate by reference into those documents. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should only rely on the information contained in the document with the latest date. Please refer to the information and documents listed under the heading “Available Information” in the prospectus and “Where You Can Find More Information” below.

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on its public reference room. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus supplement the information we file with the Commission. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the Commission will automatically update and supersede the information contained in this prospectus supplement. We incorporate by reference the following documents:

•	Annual Report on Form 10-K for the year ended September 30, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2002;

•	Current Report on Form 8-K filed with the Commission on October 24, 2002;

•	Current Report on Form 8-K filed with the Commission on January 23, 2003; and

•	all documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of the offering (other than current reports furnished under item 9 of Form 8-K).

You may request a copy of these filings at no cost by writing to our Corporate Secretary at Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403, or telephoning us at (650) 312-2000.

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PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Whenever we refer to “Franklin Resources” or to “us,” or use the terms “we” or “our” in this prospectus supplement, we are referring to Franklin Resources, Inc., a Delaware corporation, and its consolidated subsidiaries.

Franklin Resources, Inc.

We are a global diversified financial services holding company that provides a broad range of investment advisory, investment management and related services to open-end investment companies, including our own family of retail mutual funds, institutional accounts, high net-worth families, individuals and separate accounts in approximately 128 countries. We offer a wide range of sponsored investment products under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust brand names, serviced and supported by employees in more than 25 countries. We provide a range of investment advisory and related services on a global basis to our investment funds, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services, designed to meet the wide variety of our clients’ investment needs. To complement our core business, we also offer a range of consumer lending and selected retail banking services.

As of December 31, 2002, we had $257.7 billion in assets under our management with approximately 10.1 million billable shareholder accounts worldwide.

We were organized in Delaware in November 1969. Our executive offices are located at One Franklin Parkway, San Mateo, California 94403, and our telephone number is (650) 312-2000.

The Offering

Securities offered	$420,000,000 principal amount of 3.700% senior notes due 2008.

Initial public offering price	99.977% per note plus accrued interest, if any, from April 8, 2003.

Interest	Interest on the notes will be payable on each April 15 and October 15, beginning October 15, 2003.

Maturity	The notes will mature on April 15, 2008 unless otherwise retired prior to that date.

Ranking	The notes are our unsecured obligations and will rank equally with all of our other unsecured and senior indebtedness from time to time outstanding.

Redemption	The notes may not be redeemed prior to maturity.

Covenants	The indenture under which the notes will be issued contains covenants that limit our ability to engage in mergers, consolidations or sales of all or substantially all of our assets.

Use of proceeds	We will use the net proceeds of this offering for general corporate purposes, which may include the repayment of outstanding indebtedness.

Listing	The notes will not be listed on any national securities exchange.

Risk factors	See “Risk Factors” and “Forward-Looking Information” beginning on pages S-4 and S-7, respectively, for a discussion of factors you should consider before investing in the notes.

Summary Financial Data

The following table sets forth our summary consolidated financial information for each fiscal year in the three-year period ended September 30, 2002 and for the three-month periods ended December 31, 2001 and 2002. We derived the summary consolidated financial data below for and as of the end of the last three fiscal years from our audited consolidated financial statements and for and as of the end of the three-month periods ended December 31, 2001 and 2002 from our unaudited interim consolidated financial statements. In the opinion of management, our unaudited interim consolidated financial information includes all adjustments, consisting of normal and recurring adjustments considered necessary for a fair presentation of the financial information. The results of operations for the three-month period ended December 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

You should read the following information in conjunction with the information set forth in our financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement.

	As of and for the Years Ended September 30,			As of and for the Three Months Ended December 31,
	2000	2001	2002	2001	2002
				(Unaudited)
	(in millions, except assets under management, per share amounts and employee headcount)
Summary of Operations
Operating Revenues	$2,340.1	$2,354.8	$2,518.5	$618.2	$605.5
Net Income	562.1	484.7	432.7	118.5	109.8
Financial Data
Total Assets	4,042.4	6,265.7	6,422.7	6,089.6	6,519.3
Long-Term Debt	294.1	566.0	595.1	583.8	614.4
Stockholders’ Equity	2,965.5	3,977.9	4,266.9	4,092.1	4,357.8
Operating Cash Flow	701.7	553.2	736.8	226.0	81.6
Assets Under Management (in billions)
Period Ending	229.9	246.4	247.8	266.3	257.7
Simple Monthly Average	227.7	243.4	263.2	256.4	254.8
Per Common Share
Earnings
Basic	2.28	1.92	1.66	0.45	0.43
Diluted	2.28	1.91	1.65	0.45	0.43
Cash Dividends	0.24	0.26	0.28	0.070	0.075
Book Value	12.17	15.25	16.50	15.66	16.90
Employee Headcount	6,489	6,868	6,711	NA	NA

RISK FACTORS

You should carefully consider the risks described below, as well as the other information contained in this prospectus supplement and the documents incorporated by reference in the prospectus, before investing in our securities.

Risk Factors Related to Our Business

We face strong competition from numerous and sometimes larger companies.

We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

We derive nearly all of our fund sales through broker/dealers and other similar investment advisors. Increasing competition for these distribution channels has caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisors who distribute our products were to cease their operations, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisors would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We have become subject to an increased risk of asset volatility from changes in the global equity markets.

We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets due to the continuing threat of terrorism and the recent reports of accounting irregularities at certain public companies. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management, which in turn impact revenues, are subject to significant fluctuations.

Global economic conditions, changes in the equity market place, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, since we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation.

We face risks associated with conducting operations in numerous foreign countries.

We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets.

Our ability to successfully integrate the widely varied segments of our business can be impeded by systems and other technological limitations.

Our continued success in effectively managing and growing our business globally depends on our ability to integrate the varied accounting, financial and operational systems of our international business with that of our domestic business.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations.

Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for Class B and C shares, is also subject to the market’s perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

Our emerging market portfolios and related revenues are vulnerable to market-specific political and economic risks.

Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans.

We compete with many types of institutions for consumer loans, which can provide loans at significantly below-market interest rates in connection with automobile sales or in some cases zero interest rates. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

The September 11, 2001 World Trade Center tragedy may adversely affect our ability to achieve the benefits we expect from the acquisition of Fiduciary.

The September 11, 2001 tragedy at the World Trade Center resulted in the destruction of our Fiduciary headquarters, loss of 87 of our employees, additional operating expenses to re-establish and relocate our operations, and asset write-offs, all of which could adversely affect or delay our ability to achieve the anticipated benefits from the acquisition. Our insurance coverage may not cover all losses on claims for property, damage, extra expenses and business interruptions arising out of the destruction of the World Trade Center. For the next several years, insurance costs are likely to increase materially and we may not be able to obtain the same types or amounts of coverage.

We are subject to Federal Reserve Board regulation.

Upon completion of our acquisition of Fiduciary Trust Company International in April 2001, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board. We are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956 and the Gramm-Leach Bliley Act. The Federal Reserve Board may impose additional limitations or restrictions on our activities, including if the Federal Reserve Board believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition. The Federal Reserve Board may also take actions as appropriate to enforce applicable federal law.

Technology and operating risk could constrain our operations.

We are highly dependent on the integrity of our technology, operating systems and premises. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, which could negatively impact our operations.

Risk Factors Related to this Offering

There is no established trading market for the notes. If one develops, it may not be liquid.

The notes will constitute a new issue of securities with no established trading market. If a trading market does not develop, purchasers of the notes may not be able to sell them. If any of the notes are traded after their initial issuance, they may trade at a discount from the initial offering price, depending upon:

•	prevailing interest rates;

•	the market for similar securities; and

•	other factors, including general economic conditions and our financial condition, performance and prospects.

We do not intend to list the notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will develop.

The underwriters have advised us that they intend to make a market in the notes but they are not obligated to do so. The underwriters may also discontinue market-making activities at any time, in their sole discretion, which could negatively impact your ability to sell the notes or the prevailing market price at the time you choose to sell.

The inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

We are a holding company and our principal assets are the capital stock of our subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations to pay interest and principal on outstanding debt obligations, dividends to stockholders and corporate expenses. The ability of our subsidiaries to pay dividends to us in the future will depend on their earnings and, in certain cases, regulatory restrictions.

Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of our subsidiaries’ creditors have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors and stockholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable laws. Creditors of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a stockholder, would be entitled to receive any distribution from the subsidiary.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the documents that we incorporate by reference contain certain statements that are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “foresee” and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption “Risk Factors” or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $417,283,400 after deducting underwriters’ discount and the other expenses of the offering payable by us. We will use the net proceeds of this offering for general corporate purposes, which may include the repayment of outstanding indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for each fiscal year in the five-year period ended September 30, 2002 and for the three-month periods ended December 31, 2001 and 2002.

	Year Ended September 30,					Three Months Ended December 31,
	1998	1999	2000	2001	2002	2001	2002
Ratio of earnings to fixed charges—including interest on deposits	13.8	14.2	17.6	13.2	12.8	12.2	14.4
Ratio of earnings to fixed charges—excluding interest on deposits	15.2	15.4	18.7	16.0	15.8	14.9	17.0

These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and one-third of rental expenses (the approximate portion of rental expense representing interest).

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2002. Our capitalization is presented:

•	On an actual basis; and

•	Pro forma as adjusted to reflect the sale of the notes pursuant to this offering.

	As of December 31, 2002
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$1,051,113	$1,468,396

Banking/Finance liabilities (1)	922,484	922,484

Long-term debt, less current maturities	614,447	614,447
Notes offered hereby	—	420,000
Stockholders’ equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.10 par value, 500,000,000 shares authorized; 257,920,769 shares issued and outstanding	25,792	25,792
Capital in excess of par value	583,157	583,157
Retained earnings	3,793,053	3,793,053
Accumulated other comprehensive income loss	(44,201)	(44,201)

Total stockholders’ equity	$4,357,801	$4,357,801

Total capitalization	$4,972,248	$5,392,248

(1)	Consists of deposits, liabilities payable to the parent entity and other liabilities.

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial information for each fiscal year in the three-year period ended September 30, 2002 and for the three-month periods ended December 31, 2001 and 2002. We derived the selected consolidated financial data below for and as of the end of the last three fiscal years from our audited consolidated financial statements and for and as of the end of the three-month periods ended December 31, 2001 and 2002 from our unaudited interim consolidated financial statements. In the opinion of management, our unaudited interim consolidated financial information includes all adjustments, consisting of normal and recurring adjustments, considered necessary for a fair presentation of the financial information. The results of operations for the three-month period ended December 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

You should read the following information in conjunction with the information set forth in our financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement.

	As of and for the Years Ended September 30,			As of and for the Three Months Ended, December 31,
	2000	2001	2002	2001	2002
				(unaudited)
	(in thousands, except assets under management, per share amounts and employee headcount)
Income Statement Data:
Operating Revenues:
Investment management fees	$1,399,121	$1,407,202	$1,462,655	$356,798	$351,412
Underwriting and distribution fees	709,285	709,476	792,697	192,007	185,937
Shareholder servicing fees	211,416	199,525	191,302	47,341	48,051
Other, net	20,318	38,640	71,878	22,061	20,051

Total operating revenues	2,340,140	2,354,843	2,518,532	618,207	605,451
Operating Expenses:
Underwriting and distribution	623,144	636,868	716,234	172,267	168,847
Compensation and benefits	535,710	615,281	645,104	160,143	159,118
Information systems, technology and occupancy	213,670	263,297	294,161	74,594	72,595
Advertising and promotion	101,196	106,261	106,877	26,425	22,644
Amortization of deferred sales commissions	83,627	68,977	67,608	16,743	16,045
Amortization of intangible assets	37,163	56,590	17,107	4,375	4,234
Other	82,187	87,925	85,939	20,795	22,513
September 11, 2001 expense, net	0	7,649	0	0	0

Total operating expenses	1,676,697	1,842,848	1,933,030	475,342	465,996
Operating income	663,443	511,995	585,502	142,865	139,455
Other Income (Expense):
Investment and other income	90,108	136,351	5,075	18,329	12,303
Interest expense	(13,960)	(10,556)	(12,302)	(3,168)	(3,032)

Other income, net	76,148	125,795	(7,227)	15,161	9,271
Income before taxes on income	739,591	637,790	578,275	158,026	148,726
Taxes on income	177,502	153,069	145,552	39,507	38,966

Net income	$562,089	484,721	$432,723	$118,519	$109,760

Per share data:
Earnings
Basic	$2.28	$1.92	$1.66	$0.45	$0.43
Diluted	2.28	1.91	1.65	0.45	0.43
Cash dividends	0.240	0.260	0.280	0.070	0.075
Book value	12.17	15.25	16.50	15.66	16.90
Selected Balance Sheet Data:
Total assets	$4,042,443	$6,265,650	$6,422,738	$6,089,603	$6,519,327
Long-term debt	294,090	566,013	595,148	583,793	614,447
Stockholders’ equity	2,965,493	3,977,896	4,266,946	4,092,117	4,357,801
Other Operating Data:
Assets under management (in billions):
Period ending	$229.9	$246.4	$247.8	$266.3	$257.7
Simple monthly average	227.7	243.4	263.2	256.4	254.8
Operating Cash Flow	$701,713	$553,187	$736,800	$226,045	$81,620
Employee Headcount	6,489	6,868	6,711	NA	NA

BUSINESS

The following business description highlights selected information contained in our annual report on Form 10-K and other documents filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement and the accompanying prospectus. This description does not contain all the information that you should consider before investing in our securities. You should read the documents incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision.

General

Franklin Resources is a diversified financial services company, registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and as a financial holding company under the Gramm-Leach-Bliley Act. Through our wholly-owned direct and indirect subsidiary companies, we provide a broad range of investment advisory, investment management and related services to open-end investment companies, including our own family of retail mutual funds, institutional accounts, high net-worth families, individuals and separate accounts in the United States and internationally. Our 249 “sponsored investment products” include a broad range of domestic and global/international equity, hybrid, fixed-income, and money market mutual funds as well as other investment products, which are sold to the public under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust brand names (which we collectively refer to as the Franklin Templeton mutual funds). As of December 31, 2002, we had $257.7 billion in assets under our management with approximately 10.1 million billable shareholder accounts worldwide. In support of our primary business segment, investment management, we also provide certain related services, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services.

In our secondary business segment, banking/finance, we provide clients with select retail, private banking, consumer loan and other credit services through our bank subsidiaries.

Our common stock is traded in the U.S. primarily on the New York Stock Exchange and the Pacific Exchange under the ticker symbol “BEN” and under the ticker symbol “FKR” on the London Stock Exchange.

Investment Management and Related Services

We derive substantially all of our revenues from providing investment advisory and investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees.

Assets Under Management

Investment management fees, our most substantial source of revenue, are based upon the dollar value of assets under management, because we earn most of our revenues from fees linked to the amount of assets in the accounts that we advise. As of December 31, 2002, the type of assets under management by investment objective held by investors on a worldwide basis was:

Type of Assets	Value in Billions	% of Total AUM

Equity	$124.9	49%
Growth potential, income potential or various combinations thereof

Fixed-Income Both long and short-term	$88.5	34%

Balanced/hybrid Asset allocation, balanced, flexible and income-mixed funds	$38.3	15%

Money Short-term liquid assets	$6.0	2%

Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management, advisory, distribution, transfer agency and related services for the Franklin Templeton mutual funds. We advise, manage and implement the investment activities of and provide other administrative services necessary to operate our registered investment companies, the related U.S.-open-end and closed-end funds or series and our many non-U.S. based sponsored investment products.

High Net-Worth Investment Management

Through our subsidiary Fiduciary, and our Canadian high net-worth business unit, Bissett, we provide global investment management and market and sell our sponsored investment products to high net-worth individuals and families. These services focus on managing family wealth from generation to generation through a full service package including wealth management, estate planning, private funds, private banking and custody services. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the best method of intergenerational wealth transfer.

Institutional Investment Management

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty products through a variety of investment vehicles, including separate and commingled accounts and open-ended domestic and offshore mutual funds.

Separately Managed Accounts

Through our subsidiaries, Franklin Private Client Group, Inc., a registered investment adviser, and Templeton Private Client Group, a division of Templeton Franklin Investment Services, LLC, we provide private portfolio management services and advisory services through third party broker/dealer wrap fee programs. Templeton Franklin Investment Services, LLC also serves as a direct marketing broker/dealer for institutional investors in the Franklin Templeton mutual funds. Through our various subsidiaries, we also market and distribute our sponsored investment products to individually managed and separate accounts.

Trust and Custody

Our subsidiary, Fiduciary, provides trust and custody business including global master custody and support services to high net-worth and institutional clients. Through various trust company subsidiaries, including Fiduciary, we offer a wide range of investment-related services, including, custody and administration, trust services, estate planning, tax planning, securities brokerage, trade clearance and private banking to high net-worth individuals, families and institutional clients in the U.S. and abroad. In addition to custody services, we also offer clients with a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration for non-profit organizations and related custody services, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Banking/Finance Operations

Our secondary business segment is banking/finance, which offers select retail, consumer, private banking and credit related services.

Our subsidiary, Fiduciary, is a New York state chartered bank and provides private banking services primarily to high net-worth clients who maintain trust, custody or investment management accounts with Fiduciary. Fiduciary’s private banking and credit products include, among others, loans secured by marketable securities, foreign exchange services, deposit accounts and other credit services.

Our subsidiary Franklin Capital Corporation was formed to expand our lending activities related primarily to the purchase, securitization and servicing of retail installment sales contracts, or automobile contracts, originated by independent automobile dealerships. Headquartered in Utah, it conducts its business primarily in the Western region of the U.S. and is a finance company organized and licensed under the laws of Utah. As of September 30, 2002, its total assets included $103 million of outstanding automobile contracts. During fiscal 2002, it securitized approximately $544.8 million of automobile contract receivables for which it maintains servicing rights. As of September 30, 2002, it continues to service $531.0 million of receivables that have been securitized to date.

Our securitized consumer receivables business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Auto loan and credit card portfolio losses can be influenced significantly by trends in the economy and credit markets which reduce borrowers’ ability to repay loans.

Our subsidiary Franklin Templeton Bank & Trust, F.S.B., with total assets of $188.1 million, as of September 30, 2002, provides FDIC insured deposit accounts and general consumer loan products such as credit card loans, fund-secured loans and auto loans.

Our other banking subsidiaries include FTI-Banque Fiduciary Trust, a Swiss bank based in Geneva, Switzerland, which provides an array of private banking trust and investment services to clients outside of the U.S., and FTCI (Cayman) Ltd., a licensed bank and trust company in the Cayman Islands.

DESCRIPTION OF THE NOTES

The following summary of the particular terms of the notes we are offering supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities contained in the accompanying prospectus. This summary is not complete and we encourage you to read the accompanying prospectus and the indenture referred to below. As used in this section, the terms “we”, “our”, and “us” refer to Franklin Resources, Inc. and not to any of our subsidiaries.

General

The notes will be issued as senior debt securities pursuant to an indenture, dated as of May 19, 1994, as amended on October 9, 1996, between us and JPMorgan Chase Bank, as trustee, which is more fully described in the accompanying prospectus.

The notes will be our unsecured obligations and will rank equally with all our other unsecured senior debt securities from time to time outstanding. As of December 31, 2002, we had $516.6 million of indebtedness outstanding that would have ranked equally in right of payment with the notes.

The indenture does not limit the amount of debt that we or our subsidiaries can incur. In addition, we conduct our operations through subsidiaries, which generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions and certain laws and regulations governing our business, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. The notes will be effectively subordinated to the obligations of our subsidiaries, including claims with respect to trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

We will issue the notes in an initial principal amount of $420,000,000. The indenture does not limit the aggregate principal amount of debt securities we may issue and provides that we may issue debt securities from time to time in one or more series. Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series.

The notes will mature on April 15, 2008.

Interest on the notes will accrue at the rate of 3.700% per year. Interest on the notes will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2003, to holders of record on the immediately preceding April 1 and October 1, respectively. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed until the next succeeding business day, and no interest on such payment will accrue for the period from and after such interest payment date. Similarly, if the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. As used in this prospectus supplement, “business day” means any Monday, Tuesday, Wednesday, Thursday or Friday other than a day on which banking institutions in The City of New York are not authorized or obligated to be open.

We will pay principal, premium, if any, interest and additional amounts, if any, on the notes at our office or agency maintained for such purpose within the City and State of New York. The indenture provides that we may pay interest on the notes by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. However, we will make payments in immediately available funds while the notes are maintained in the form of global notes as described below. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

The notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000, registered in the name of Cede & Co., a nominee of The Depository Trust Company, or DTC. See “Global Notes” below. The paying agent, registrar and transfer agent for the notes will be the corporate trust department of the trustee in New York, New York. Payment of principal will be made at maturity in immediately payable funds against surrender to the trustee.

We will not have the option to redeem the notes.

There are no sinking funds for the notes.

The underwriters will make settlement for the notes in immediately available or same-day funds.

Events of Default

For purposes of the notes in this offering, each of the following will be an event of default:

•	default for 30 days in the payment of any interest;

•	default in the payment of principal;

•	default in the performance of any other covenant in the indenture for 60 days after written notice;

•	default under any other debt instrument of ours or of a material subsidiary that results in the acceleration of maturity of such debt in an aggregate amount of $10 million or more, unless the acceleration is rescinded or annulled or the debt is discharged; and

•	certain events in bankruptcy, insolvency or reorganization involving us or a material subsidiary.

For purposes of these events of default, our material subsidiaries are Franklin Advisers, Inc., Franklin/Templeton Distributors, Inc., Franklin Templeton Investor Services, LLC, Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Mutual Advisers, LLC and Fiduciary Trust Company International. In addition, any other subsidiary of ours is likewise a material subsidiary if it:

•	owns, directly or indirectly, the capital stock of any of the companies listed above or any successor entity; or

•	merges or consolidates with or acquires a significant portion of the business, properties or assets of any of the companies listed above or any successor entity.

If an event of default occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount immediately due and payable by written notice to us (and to the trustee if given by the holders). Upon any such declaration, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the notes may, under certain circumstances, rescind and annul the acceleration.

Global Notes

The notes will be issued in the form of registered notes in book-entry form, referred to as global notes. Each global note will be registered in the name of a nominee of DTC, as depositary, and will be deposited with DTC or its nominee or custodian.

The deposit of global notes with DTC and their registration in the name of DTC’s nominee effect no change in beneficial ownership. Ownership of beneficial interests in a global note will be limited to DTC participants or persons who hold interests through DTC participants. We understand that DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants in DTC to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or its nominee or a common depositary is the registered holder of a global note, DTC or that nominee or common depositary will be considered the sole owner and holder of the global notes, and of the notes represented thereby, for all purposes under the indenture and the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by a global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered holders of notes under the indenture or the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no global note may be transferred except as a whole by DTC to its nominee.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in the global notes.

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

We will make all payments of principal of and interest on the notes to DTC. We will send all required reports and notices solely to DTC as long as DTC is the registered holder of the global notes. We expect that upon the issuance of a global note DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such global note to the accounts of its participants. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf).

Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes will be effected only through entries made on the books of participants acting on behalf of beneficial owners. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the person is not a participant in DTC, on the procedures of the participants through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, in the event that we request any action of holders of notes or that an owner of a beneficial interest in the notes desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through participants to give or to take the action or would otherwise act upon the instructions of beneficial owners.

Payments, transfers, exchanges and other matters relating to beneficial interests in a global note may be subject to various policies and procedures adopted by DTC from time to time, and DTC may discontinue its operations entirely at any time. We also expect that payments, conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners, will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for those customers, subject to any statutory or regulatory requirements as may be in effect from time to time, and will be the responsibility of the participants. None of we, the trustee, any of our respective agents or the underwriters will have any responsibility or liability for any aspect of DTC’s or any DTC participant’s records relating to, or for payments made on account of, beneficial interests in any global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests, or for the performance by DTC or the participants of their respective obligations under the rules and procedures governing their operations.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Interests in a global note will be exchanged for notes in certificated form only if:

•	DTC notifies us that it is unwilling, unable or ineligible to continue as a depositary for such global note and we have not appointed a successor depositary within 60 days;

•	an event of default under the indenture with respect to the notes has occurred and is continuing; or

•	we, in our sole discretion, determine at any time that the notes will no longer be represented by a global note.

Upon the occurrence of such an event, owners of beneficial interests in such global note will receive physical delivery of notes in certificated form. All certificated notes issued in exchange for an interest in a global note or any portion thereof will be registered in such names as DTC directs. Such notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 and will be in registered form only, without coupons.

Information Concerning the Trustee

JPMorgan Chase Bank is the trustee under the indenture relating to the notes. Subject to the provisions of the Trust Indenture Act of 1939, as amended, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the notes unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

We and some of our subsidiaries maintain banking relationships with the trustee in the ordinary course of business.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount
Goldman, Sachs & Co.	$168,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	168,000,000
Banc of America Securities LLC	21,000,000
BNY Capital Markets, Inc.	21,000,000
J.P. Morgan Securities Inc.	21,000,000
Salomon Smith Barney Inc.	21,000,000

Total	$420,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount of up to 0.350% of the principal amount of the notes from the initial public offering price. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount of up to 0.250% of the principal amount of the notes from the initial public offering price. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Franklin
Per note	0.600%

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. The underwriters have advised us that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made by the underwriters in the open market for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the notes will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain, or FSMA, with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

No offer to sell the notes has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China, by means of any document, other than to persons whose ordinary business is to buy or sell securities, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes in Hong Kong other than with respect to the notes intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $100,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and certain of our affiliates, for which they have in the past received, and may in the future receive, customary fees. In addition, JPMorgan Chase Bank, which is acting as trustee for the notes, is an affiliate of J.P. Morgan Securities Inc., one of the underwriters.

VALIDITY OF NOTES

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes on behalf of the issuer. The validity of the notes being offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

INDEPENDENT ACCOUNTANTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as expert in auditing and accounting.

PROSPECTUS

$500,000,000

FRANKLIN RESOURCES, INC.

DEBT SECURITIES

Franklin Resources, Inc. (the “Company”) may, from time to time, offer or solicit offers to purchase its unsecured debt securities (the “Debt Securities”) in an aggregate principal amount (or net proceeds in the case of securities issued at an original issue discount) not to exceed $500,000,000 or, if applicable, the equivalent thereof in one or more foreign or composite currencies. The Debt Securities may be offered in one or more series with the same or various maturities on terms to be determined at the time  of sale.

The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate or rates (which may be fixed or variable), and time of payment of any interest, any terms for mandatory or optional redemption (including any sinking fund), any listing on a securities exchange and any other specific terms of the Debt Securities in respect of which this Prospectus is being delivered, together with the terms of offering of such Debt Securities, will be set forth in one or more supplements to this Prospectus (each, a “Prospectus Supplement”) and one or more pricing supplements (each, a “Pricing Supplement”) accompanying this Prospectus. The Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax, accounting and other considerations relating to the Debt Securities covered by it. As used herein, Debt Securities shall include debt securities denominated in United States dollars or, if so specified in an applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index. See “Description of Debt Securities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR

HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE

SECURITIES COMMISSION PASSED UPON THE ACCURACY OR

ADEQUACY OF THIS PROSPECTUS OR ANY SUPPLEMENT

HERETO. ANY REPRESENTATION TO THE

CONTRARY IS A CRIMINAL OFFENSE.

The Debt Securities may be offered through underwriters, agents or dealers, or directly to purchasers by the Company or subsidiaries of the Company. Such underwriters, agents or dealers may include, and may include a group of underwriters managed by one or both of, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. If an underwriter, agent or dealer is involved in the offering of any Debt Securities, the underwriter’s discount, agent’s commission or dealer’s purchase price will be described in an applicable Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the offered Debt Securities less such discount in the case of an underwriter, the purchase price of the offered Debt Securities less such commission in the case of an agent or the purchase price of the offered Debt Securities in the case of a dealer, and less, in each case, the other expenses of the Company associated with the issuance and distribution of such Debt Securities. See “Plan of Distribution.”

This Prospectus may not be used to consummate sales of Debt

Securities unless accompanied by a Prospectus Supplement

The date of this Prospectus is October 9, 1996.

IN CONNECTION WITH THE OFFERING OF DEBT SECURITIES HEREUNDER, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission’s Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of these materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information may also be accessed electronically by means of the Commission’s home page on the Internet at http://www.sec.gov. The Company’s common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Incorporated,  115 Sansome Street, Suite 1104, San Francisco, California 94104.

This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents have been filed by the Company with the Commission and are incorporated herein by reference: (i) the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1995, (ii) the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996, and (iii) Current Reports on Form 8-K and 8-K/A filed by the Company on October 27, 1995, January 26, 1996, April 26, 1996, June 25, 1996, June 26, 1996, July 26, 1996 and August 30, 1996.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

The Company will furnish without charge to each person to whom this Prospectus is delivered, upon request, a copy of any and all of the documents described above other than exhibits to such documents which are not specifically incorporated by reference in such documents. Written or telephone requests should be directed to: Leslie M. Kratter, Vice President, Franklin Resources, Inc., 777 Mariners Island Boulevard, San Mateo, California 94404; telephone number (415) 312-3000.

FORWARD-LOOKING STATEMENTS

Certain statements set forth or incorporated by reference in this Prospectus and any Supplement hereto may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and reference is made to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995, incorporated herein by reference, for a summary of certain cautionary statements and risk factors to be considered in connection with such forward-looking statements.

THE COMPANY

The Company is a diversified financial services holding company which, primarily through its various domestic and international subsidiaries, principally provides investment management, financial advisory and related services to open end investment companies (mutual funds), closed end investment companies, international equivalents of open and closed end investment companies, private accounts, qualified retirement plans and private trusts. The Company also provides advisory services to and sponsors and manages public and private real estate programs, offers consumer banking services, insured deposits, auto loans and credit cards and provides custodial, trustee and fiduciary services to IRA and Keogh plans and to qualified retirement plans and private trusts.

The wide range of financial services offered by the Company gives both domestic and international institutional and individual investors a variety of investment alternatives designed to meet varying investment objectives, affording customers the opportunity both to allocate and to modify their investment resources among investment products as changing economic and market conditions warrant.

The Company’s principal office is located at 777 Mariners Island Boulevard, San Mateo, California 94404 and its telephone number is (415) 312-3000.

The Company was incorporated under the laws of the State of Delaware in November 1969, and is the successor by merger to businesses previously conducted since 1947.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement or Pricing Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities:

(a) to provide a source for a portion of the financing of the acquisition of certain assets of Heine Securities Corporation (“HSC”) pursuant to that certain Agreement to Merge the Businesses of HSC, Franklin Mutual Advisers, Inc. (a wholly-owned subsidiary of the Company formerly known as Elmore Securities Corporation) and the Company, dated as of June 25, 1996, as amended, as more particularly described in the Company’s Current Report on Form 8-K/A filed June 26, 1996 and Current Report on Form 8-K filed August 30, 1996, which descriptions and the financial information with respect to the HSC acquisition set forth therein are incorporated herein by reference. The Company anticipates that the aggregate purchase price of the HSC acquisition will be financed with a combination of the Company’s available cash, shares of the Company’s common stock, and one or more sources of third-party financing including, without limitation, sales of Debt Securities. In addition, the Company may from time to time evaluate the possibility of acquiring other businesses providing financial services and products similar to those provided by the Company and its subsidiaries. If such businesses were to be acquired, the Company may use the net proceeds from the sale of Debt Securities to finance all or a portion of such acquisitions;

(b) to repay (i) outstanding medium term notes and short-term unsecured notes previously issued by the Company and (ii) other indebtedness of the Company; and

(c) to add to working capital, to invest in or extend credit to subsidiaries, and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges was (i) 11.5, 11.4, 9.2, 43.0 and 64.3 for the fiscal years ended September 30, 1995, 1994, 1993, 1992 and 1991, respectively, and (ii) 13.1 for the nine months ended June 30, 1996. These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and one-third of rental expenses (the approximate portion of rental expense representing interest).

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an Indenture (the “Indenture”), dated as of May 19, 1994, as amended from time to time, between the Company and The Chase Manhattan Bank (formerly Chemical Bank), as Trustee (the “Trustee”), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms (including, unless otherwise indicated herein, definitions of terms capitalized in these summaries) shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

The Company is a holding company whose assets consist principally of the stock in its subsidiaries. Therefore, its rights and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization or otherwise will be subject to the prior claims of the subsidiary’s creditors, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries to the Company may be restricted by net capital requirements under the Exchange Act and under rules of certain regulatory bodies.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company. Neither the Indenture nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or other securities which may be issued by the Company or any of its subsidiaries. The Debt Securities will rank on a parity with all other unsecured unsubordinated indebtedness of the Company.

Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (4) the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which such Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined; (6) the date or dates from which such interest, if any, on such Debt Securities will accrue or the method or methods, if any, by which such date or dates are to be determined, the dates on which such interest, if any, will be payable, the date or dates on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (7) the dates, if any, on which and the price or prices at which the Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by the Company, and the other detailed terms and provisions of such sinking and/or purchase funds; (8) the date, if any, after which and the price or prices at which the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the holders thereof and the other detailed terms and provisions of such optional redemption; (9) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for such global Debt Security, or the manner in which any interest payable on a temporary or permanent global Debt

Security will be paid; (10) the denomination or denominations in which such Debt Securities are authorized to be issued; (11) whether such Debt Securities will be issued in registered or bearer form or both and, if in bearer form, the terms and conditions relating thereto and any limitations on issuance of such bearer Debt Securities (including exchange for registered Debt Securities of the same series); (12) information with respect to book-entry procedures; (13) whether any of the Debt Securities will be issued as Original Issue Discount Securities; (14) each office or agency where, subject to the terms of the Indenture, such Debt Securities may be presented for registration of transfer or exchange; (15) the currencies or currency units in which such Debt Securities are issued and in which the principal of, premium and interest, if any, on, and additional amounts, if any, in respect of such Debt Securities will be payable; (16) whether the amount of payments of principal of, premium and interest, if any, on, and additional amounts, if any, in respect of such Debt Securities may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may, but need not, be based on one or more currencies, currency units or composite currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined; (17) whether the Company or a holder may elect payment of the principal of, premium or interest, if any, on, and additional amounts, if any, in respect of such Debt Securities in a currency, currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency, currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency, currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable; (18) if other than the Trustee, the identity of each Security Registrar, Paying Agent and Authenticating Agent; (19) if applicable, the defeasance of certain obligations by the Company pertaining to Debt Securities of the series; (20) the person to whom any interest on any registered Debt Security of the series shall be payable, if other than the person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the person to whom, any interest on any bearer Debt Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture; (21) whether and under what circumstances the Company will pay additional amounts as contemplated by Section 1004 of the Indenture (the term “interest,” as used in this Prospectus, shall include such additional amounts) on such Debt Securities to any holder who is not a United States person (including any modification to the definition of such term as contained in the Indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts (and the terms of any such option); (22) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to any of such Debt Securities; and (23) any other terms of the series.

Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the applicable Prospectus Supplement, the terms of such Debt Security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. Special federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

The Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. Reference is made to the Prospectus

Supplement relating to the particular series of Debt Securities offered thereby for information with respect to any deletions from, modifications of or additions to the Events of Default described below or covenants of the Company contained in the Indenture, including any addition of a covenant or other provision providing event risk or similar protection.

Registration, Transfer, Payment and Paying Agent

Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indenture, however, provides that the Company may also issue Debt Securities in bearer form only, or in both registered and bearer form. Debt Securities in bearer form shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person (as defined below) other than offices located outside the United States of certain United States financial institutions. As used herein, “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, and “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Debt Securities in bearer form will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the Prospectus Supplement relating to the offering of the Debt Securities in bearer form.

Unless otherwise indicated in the applicable Prospectus Supplement, registered Debt Securities will be issued in denominations of $1,000 or any integral multiple thereof and bearer Debt Securities will be issued in denominations of $5,000. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Unless otherwise described in the Prospectus Supplement relating thereto, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and transfer of the Debt Securities will be registrable, at the corporate trust office of The Chase Manhattan Bank, as Paying Agent and Security Registrar under the Indenture, in The City of New York, New York, provided that payments of interest may be made at the option of the Company by check mailed to the address appearing in the Security Register of the person in whose name such registered Debt Security is registered at the close of business on the Regular Record Date (Sections 305, 307 and 1002).

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Debt Securities in bearer form will be made payable, subject to any applicable laws and regulations, at such office outside the United States as specified in the Prospectus Supplement and as the Company may designate from time to time, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest and certain additional amounts on Debt Securities in bearer form will be made only against surrender of the coupon relating to such Interest Payment Date. Except in limited circumstances, no payment with respect to any Debt Security in bearer form will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

Global Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (“Global Debt Securities”) that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of bearer Global Debt Securities, will be described in the Prospectus Supplement relating to such series.

Events of Default

The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company or any Material Subsidiary (as hereinafter defined); (f) acceleration of Indebtedness (defined in the Indenture as any indebtedness for borrowed money or for the unpaid purchase price of real or personal property of, or guaranteed by, the Company or any Material Subsidiary and computed in accordance with generally accepted accounting principles) of the Company or any Material Subsidiary in a principal amount in excess of $10,000,000 under the terms of the instrument under which such Indebtedness was issued or secured, if such acceleration is not annulled within 30 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series as provided in the Indenture; and (g) any other Event of Default provided with respect to Debt Securities of that series (Section 501). If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may rescind and annul such acceleration, provided that, among other things, all Events of Default with respect to such series, other than payment defaults caused by such acceleration, have been cured or waived as provided in the Indenture (Section 502).

“Material Subsidiary” means (a) Franklin Advisers, Inc., a California corporation, (b) Franklin/Templeton Distributors, Inc., a New York corporation, (c) Franklin/Templeton Investor Services, Inc., a California corporation, (d) Templeton Global Advisers Limited (formerly Templeton, Galbraith & Hansberger, Ltd.), a Bahamas corporation, (e) Templeton Investment Counsel, Inc., a Florida corporation, (f) Franklin Mutual Advisers, Inc. (formerly Elmore Securities Corporation), a Delaware corporation, subject to, and effective upon, the consummation, if any, by Franklin Mutual Advisers, Inc. of the acquisition of certain assets of HSC as described under “Use of Proceeds,” (g) any other Subsidiary which owns, directly or indirectly, any of the capital stock of any corporation listed in  (a) through (f) above or any successor entity and (h) any other Subsidiary with which any corporation listed in (a) through (f) above or any successor entity is merged or consolidated or which acquires or succeeds to a significant portion of the business, properties or assets of any corporation listed in  (a) through (f) above or any successor entity.

Additional Provisions

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity (Section 601). Subject to such provisions for the indemnification of the Trustee and certain other conditions, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series (Section 512).

No holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless: (i) such holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series; (ii) the holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; (iii) the Trustee shall have failed to institute such proceeding within 60 days after receipt of such written request; and (iv) the Trustee shall not have received from the holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request (Section 507). However, the holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment (Section 508).

The Company is required to furnish to the Trustee annually a statement as to performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Company is also required to deliver to the Trustee, within five days after the occurrence thereof, written notice of any event which after notice or lapse of time or both would constitute an Event or Default (Section 1009).

Outstanding Debt Securities

In determining whether the holders of the requisite principal amount of Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, (i) the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon acceleration pursuant to the terms of such Original Issue Discount Security as of the date of such determination, (ii) the principal amount of any Indexed Security shall be the principal face amount of such Indexed Security determined on the date of its original issuance and (iii) any Debt Security owned by the Company or any other obligor on such Debt Security or any Affiliate of the Company or such other obligor shall be deemed not to be Outstanding (Section 101).

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby: (a) change the stated maturity date of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any Debt Security; (b) reduce the principal amount of, or any premium or interest on, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof or the amount thereof provable in bankruptcy; (d) adversely affect the right of repayment at the option of any holder; (e) change the place of payment of, currency of payment of principal of, or any premium or interest on, any Debt Security; (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 902).

The holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture (Section 1008). The holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal or any premium or interest, or a default in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each affected Outstanding Debt Security of that series (Section 513).

Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any holder for any of the following purposes: (i) to evidence the succession of another corporation to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities; (iii) to add Events of Default; (iv) to add or change any provisions of the Indenture to facilitate the issuance of bearer Debt Securities; (v) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Debt Securities; (vi) to establish the form or terms of Debt Securities of any series and any related coupons; (vii) to provide for the acceptance of appointment by a successor Trustee; (viii) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of holders of Debt Securities of any series or any related coupons in any material respect; (ix) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided such action does not adversely affect the interests of holders of Debt Securities of such series or any related coupons in any material respect; (x) to secure the Debt Securities; and (xi) to amend or supplement any provision contained in the Indenture or in any supplemental indenture, provided that such amendment or supplement does not materially adversely affect the interests of the holders of any Debt Securities then Outstanding (Section 901).

Consolidation, Merger and Sale of Assets

The Company may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes the Company’s obligations on the Debt Securities and under the Indenture, that immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met (Section 801).

Concerning the Trustee

The Company and certain of its subsidiaries maintain banking relationships with the Trustee in the ordinary course of their businesses.

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through underwriters; (iv) through dealers; or (v) through a combination of any such methods of sale. Such underwriters, agents or dealers may include, and may include a group of underwriters managed by one or both of, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.

The distribution of the Debt Securities may be effected from time to time in one or more transactions: (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

Offers to purchase Debt Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement or Pricing Supplement. Unless otherwise indicated in the Prospectus Supplement or Pricing Supplement, any such agent will be acting on a reasonable efforts basis.

If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement or Pricing Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public.

If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

Certain of the underwriters, dealers or agents may be customers of, engage in transactions with, and perform services for, the Company or one or more of its affiliates in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

If so indicated in the Prospectus Supplement or Pricing Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement or Pricing Supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date stated in the Prospectus Supplement or Pricing Supplement. Each Contract will be for an amount not less than, and, unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement or Pricing Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) that the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if such Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Debt Securities less the principal amount thereof covered by applicable Contracts. A commission indicated in the Prospectus Supplement or Pricing Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code (“Qualified Plans”) or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are hereinafter collectively referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (e.g., investment manager, trustee or custodian), any person providing services (e.g., a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The Company’s subsidiaries are considered “parties in interest” or “disqualified persons” with respect to many Plans, including IRAs established with any of them. The purchase and/or holding of Debt Securities by a Plan with respect to which any of the Company’s subsidiaries is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such Debt Securities are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. An IRA that engages in a non-exempt prohibited transaction could forfeit its tax-exempt status under Section 408 of the Code.

Applicable exemptions may include the exemption for services under Section 408(b)(2) of ERISA and certain prohibited transaction class exemptions (e.g., Prohibited Transaction Class Exemption  84-14 relating to qualified professional asset managers, Prohibited Transaction Class Exemption  96-23 relating to certain in-house asset managers and Prohibited Transaction Class Exemptions 75-1 and 86-128 relating to securities transactions involving employee benefit plans and broker-dealers).

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of Debt Securities on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. No IRA established with, or for which services are provided by, any subsidiary of the Company should acquire any Debt Securities and other Plans established with, or for which services are provided by, any subsidiary of the Company should consult with counsel prior to making any such acquisition.

LEGAL OPINIONS

The legality of the Debt Securities offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and for the underwriters or agents by Brown & Wood LLP, San Francisco, California.

EXPERTS

The audited consolidated financial statements and schedules of the Company as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995, have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given the authority of that firm as experts in accounting and auditing. The audited financial statements of HSC as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, have been incorporated herein by reference in reliance on the report of Graber & Co., independent accountants, given the authority of that firm as experts in accounting and auditing.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in prospectus and the prospectus supplement. You must not rely on any unauthorized information or representations. The prospectus and the prospectus supplement are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in the prospectus and the prospectus supplement are current only as of their respective dates.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

$420,000,000

Franklin Resources, Inc.

3.700% Senior Notes due 2008

Goldman, Sachs & Co.

Merrill Lynch & Co.

Banc of America Securities LLC

BNY Capital Markets, Inc.

JPMorgan

Salomon Smith Barney